HIVE Digital Technologies Announces

December 2024 Production Results and

Strategic Milestone of 2,805 HODL Position,

Up 65% Year-Over-Year

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 3, 2024 to its short form base shelf prospectus dated
September 11, 2024.

San Antonio, Texas--(Newsfile Corp. - January 8, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE)

(NASDAQ: HIVE) (FSE: YO0) (referred to as the "Company" or "HIVE"), a global leader in sustainable blockchain infrastructure, has released its unaudited production results for December 2024 (all amounts in US dollars, unless otherwise indicated).

Key Highlights for December 2024:

  Bitcoin Production: Mined 103 BTC, bringing HIVE's HODL portfolio to 2,805 BTC, a 64.6% increase year-over-year.

  Mining Capacity: Maintained an average mining capacity of 5.5 Exahash per Second ("EH/s") with fleet efficiency at 22 Joules per Terahash ("J/TH"), reaching a peak BTC only hashrate of 6.0 EH/s, and a peak BTC equivalent hashrate of 6.3 EH/s.

  Operational Efficiency: Achieved an average daily production rate of 3.32 BTC, equivalent to 18.8 BTC per Exahash.

  Bitcoin Valuation: HIVE's Bitcoin holdings were valued at over $261.9 million as of December 31, 2024, based on a BTC closing price of approximately $93,400.

Strategic Developments:

  In December, HIVE reached 6.0 EH/s of operational hashrate, marking a 47% year-over-year growth from 4.08 EH/s at December 31, 2023. This milestone was driven by upgrading the Company's Bitcoin mining fleet with state-of-the-art Avalon machines procured from Canaan Inc., boosting both the efficiency and capacity of its operations.

  The Company anticipates reaching 15.0 EH/s of global hashrate capacity by the end of 2025, with a blended fleet efficiency of 17.0 J/TH upon full deployment of its 100 MW hydroelectric-powered strategic expansion in Paraguay.

  The Company secured highly competitive energy pricing in Sweden, adding to its hedged position with electricity costs at sub-2-cent rates per kilowatt-hour.

  Furthermore, HIVE announced the strategic relocation of its head office from Vancouver, Canada, to San Antonio, Texas, aiming to enhance growth and shareholder value within the U.S. market. The Company has signed a lease agreement for office space in San Antonio, Texas, marking an important step in establishing its new headquarters. HIVE also announced plans to transition to reporting financial results under U.S. Generally Accepted Accounting Principles ("US GAAP"), starting with its audited financial statements for the fiscal year ending March 31, 2025.

Executive Commentary:

Aydin Kilic, CEO of HIVE, stated: "The past year has been crucial in HIVE's journey as we continue to align next-generation technology with sustainable operations. We increased our global hashrate by 47%, reaching 6.0 EH/s, and commenced our new 100 MW green-energy site in Paraguay. We are targeting a global hashrate of 13.0 EH/s by the end of the second calendar quarter of 2025 with the completion of the initial 100 MW phase, and we aim for 15.0 EH/s by the end of calendar 2025 with further site expansions. The ASIC equipment necessary to achieve the 15.0 EH/s target has been ordered from Bitmain, as announced in a previous news release."

HIVE In Texas:

Frank Holmes, Executive Chairman of HIVE, stated: "As we enter 2025, we boast an exceptionally strong balance sheet, including nearly $262 million of Bitcoin in our Treasury. Our decision to relocate our head office to the U.S. marks a strategic step to enhance our presence in the world's most robust and dynamic capital market and better serve our shareholders. I am proud of our team's efforts to significantly expand our Bitcoin mining capacity and HPC capabilities, ensuring we continue to play a leading role in the digital transformation."

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. is a pioneering technology company advancing sustainable blockchain and AI infrastructure powered by green energy. As the first cryptocurrency miner to go public on the TSX Venture Exchange in 2017, HIVE has grown into a global leader in digital asset mining and AI computing. With operations in Canada, Sweden, and soon Paraguay, HIVE continues to innovate while reducing its environmental footprint.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as of the date of this news release. "Forward-Looking information" in this news release includes but is not limited to: business goals and objectives of the Company; the results of operations for December 2024; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward- looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

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